

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via E-Mail
Ronald Davis, President
OICco Acquisition III, Inc.
4412 8th St. SW
Vero Beach, FL 32968

>   **Re: OICco Acquisition III, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed March 24, 2011**
>   **File No. 333-168185**

Dear Mr. Davis:

We have reviewed the above-captioned filing and your response letter dated March 1, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated February 16, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 3. Summary Information and Risk Factors

The Company, page 6

1.   You indicate that "each current shareholder has agreed to place his/her respective certificates in escrow until such time as legal counsel has confirmed that a merger or acquisition had been successfully consummated." Yet, this appears inconsistent with the terms of the revised escrow agreement, which provide that Mr. Davis's shares shall not be placed into escrow until such shares are resold by Mr. Davis. Please advise and revise your disclosure accordingly.

Summary Financial Information

Balance Sheet Data, page 9

2.   We note that total stockholder's equity reported in your summary financial information is
        $0. Please revise your disclosure to be consistent with your audited balance sheet that
        includes $1,188 of total stockholder's <u>deficit</u> as of December 31, 2010.

Item 8. Plan of Distribution, page 17

3.   You indicate that checks should be made payable to "Evolve Bank & Trust, fbo OICco
        Acquisition I, Inc." Since this filing relates to OICco Acquisition III, Inc., please revise.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 20

4.   We note your response to prior comment 7. However, your revised disclosure fails to
        describe the Oregon investigation in a materially complete manner that enables potential
        investors to assess Mr. Davis's prior conduct and its significance to investors in your
        company. Refer to Item 401(f)(4) of Regulation S-K. Accordingly, we re-issue prior
        comment 7 in its entirety. In describing the facts and circumstances leading up to the
        investigation, including Mr. Davis's involvement therein, ensure that all disclosure is
        factually supported and clearly conveys the underlying activity which led the State of
        Oregon to investigate and ultimately sanction Mr. Davis. This comment also applies to
        your disclosure beginning on page 29 under "Legal."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Acquisition Opportunities, page 24

5.   We note your response to prior comment 8. We further note your current disclosure
        which indicates that it is anticipated that the company's principal shareholder will not
        consent to a merger transaction at a price greater than $0.025 per share. Please expand
        your disclosure to explain the basis for the foregoing statement (i.e. why it is anticipated
        that the per share sales price will be less than $0.025 and whether the company still
        retains the ability to negotiate a higher price).

Background of Directors, Executive Officers, Promoters and Control Persons, page 25

General

6.   You did not provide a response to prior comment 10, nor did you satisfactorily revise your disclosure to address our concerns. Accordingly, we reissue prior comment 10 in its entirety. Based on your disclosure, it is not clear what role Mr. Davis had in the reverse mergers noted on page 27. In addition to enhancing your disclosure to address the foregoing, please remove superfluous data (e.g. relating to the filing type and references to "Brigham"). Information provided should be limited to information which will enable investors to understand Mr. Davis's specific role in the transactions described, as such roles are relevant to an understanding of Mr. Davis's business experience.

Unaudited Financial Statements as of September 30, 2010

7.   We note that you have provided two sets of financial statements: audited financial statements as of and for the period from inception through December 31, 2010 and unaudited financial statements as of September 30, 2010. Please remove the unaudited financial statements as of September 30, 2010. However, please ensure that you retain the audited financial statements as of and for the period from inception through December 31, 2010 in the registration statement.

Exhibit 23.1

8.   The consent issued by Sam Kan & Company continues to reference their consent to the "incorporation by reference" of their report dated March 21, 2011. Please include a revised consent which reflects that the Report of Independent Registered Public Accounting Firm and the associated financial statements are included in this registration statement. In this regard, amend your filing to include a revised consent which clearly states whether your auditors consent to the inclusion of their report dated March 21, 2011 in the registration statement with respect to the balance sheet as of December 31, 2010 and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception through December 31, 2010.

Exhibit 99b Escrow Agreement

9.   We note your response to prior comment 17. However, it does not appear that revisions to Section 3 of the escrow agreement have been made in response to prior comment 17. The first paragraph of Section 3 of the escrow agreement provides for the terms of release of deposited securities and deposited funds. However, such text continues to imply that investors will only be entitled to the return of deposited securities, rather than deposited funds in the event that the minimum offering is not completed or the acquisition is not timely and properly consummated pursuant to Rule 419. Please revise the escrow agreement here and in the section titled "Release of Deposited Securities and Deposited

Funds" to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Courtney Haseley at (202) 551-3548 with any other questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Harold Gewerter, Esq.